Exhibit 99.1
Regulatory release
Three and twelve month periods ended December 31, 2020
Unaudited Condensed Interim Financial Report
On February 04, 2021, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and twelve month periods ended December 31, 2020, of Royal Dutch Shell plc and its subsidiaries (collectively, “Shell”).

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